Prospectus Supplement No. 5	Filed pursuant to Rule 424(b)(3)
to Prospectus dated January 22, 2010	File No. 333-162712

HEALTH BENEFITS DIRECT CORPORATION

This document supplements the prospectus, dated January 22, 2010, relating to offers and resales of up to 40,689,913 shares of our common stock, including 11,000,000 shares issuable upon the exercise of warrants, 1,250,000 shares of our preferred stock and warrants to purchase 25,000,000 shares of our common stock.  This prospectus supplement is incorporated by reference into the prospectus.  The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-162712).  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Private Placement

On September 30, 2010, we entered into and completed a private placement with certain accredited investors, including Independence Blue Cross, a Pennsylvania hospital plan corporation, for an aggregate of 1,800,001 shares of our Series B convertible preferred stock, par value $0.001 per share, and warrants to purchase 18,000,010 shares of our common stock, par value $0.001, pursuant to the terms of a securities purchase agreement.

Pursuant to the securities purchase agreement, we agreed to sell to the investors 1,800,001 investment units in the private placement at a per unit purchase price equal to $3.00. Each unit sold in the private placement consisted of one share of preferred stock and a warrant to purchase ten shares of common stock at an initial exercise price of $0.15 per share, subject to adjustment.

Under the terms of the securities purchase agreement, and subject to the approval of our shareholders of an amendment to our certificate of incorporation to increase the number of shares of our authorized common stock, we have agreed to sell an additional 200,000 units to the investors following the closing on the same terms and conditions described above.  In addition, we anticipate selling up to an additional 33,334 units to an investor following the closing on the same terms and conditions described above.

The preferred stock is entitled to vote as a single class with the holders of our common stock, with each share of preferred stock having the right to 20 votes.  Upon the liquidation, sale or merger of our company, each share of preferred stock is entitled to receive an amount equal to the greater of (A) a liquidation preference equal to the preferred stock original issue price, subject to certain customary adjustments, or (B) the amount such share of preferred stock would receive if it participated pari passu with the holders of common stock on an as-converted basis.  Each share of preferred stock is convertible into 20 shares of common stock.  For so long as any shares of preferred stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of preferred stock is required to approve (Y) any amendment to our certificate of incorporation or bylaws that would adversely alter the voting powers, preferences or special rights of the preferred stock or (Z) any amendment to our certificate of incorporation to create any shares of capital stock that rank senior to the preferred stock.  In addition to the voting rights described above, for so long as 1,000,000 shares of preferred stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of preferred stock is required to effect or validate any merger, sale of substantially all of the assets of our company or other fundamental transaction, unless such transaction, when consummated, will provide the holders of preferred stock with an amount per share equal to the preferred stock original issue price plus any declared but unpaid dividends.

The closing of the private placement was subject to customary closing conditions. The gross proceeds from the closing of the initial portion of the private placement were $5.4 million and we intend to use the net proceeds of the private placement for working capital purposes.

The warrants provide that the holders thereof shall have the right at any time prior to the earlier of (i) ten business days after we have properly provided written notice to all such holders of a call event (as described below) and (ii) September 30, 2015, to acquire up to a total of 18,000,010 shares of our common stock upon the payment of $0.15 per share.  We also have the right, at any point after which the volume weighted average trading price per share of the preferred stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share, provided that certain other conditions have been satisfied, to call the outstanding warrants, in which case such warrants will expire if not exercised within ten business days thereafter.  The warrants also include full ratchet anti-dilution adjustment provisions for issuances of securities below $0.15 per share of common stock during the first two years following the date of issuance of the warrants, subject to customary exceptions.

In connection with the signing of the securities purchase agreement, we and the investors also entered into a registration rights agreement. Under the terms of the registration rights agreement, we agreed to prepare and file with the Securities and Exchange Commission, within 30 days following the receipt of a demand notice of a holder of registrable securities, a registration statement on Form S-1 covering the resale of the shares and the warrant. Subject to limited exceptions, we also agreed to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as practicable but, in any event, no later than 60 days following the date of the filing of the registration statement (or 120 days following the date of the filing of the registration statement in the event the registration statement is subject to review by the SEC), and agreed to use its reasonable best efforts to keep the registration statement effective under the Securities Act until the date that all of the registrable securities covered by the registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(b)(i) promulgated under the Securities Act.  In addition, if we propose to register any of its securities under the Securities Act in connection with the offering of such securities for cash, we shall, at such time, promptly give each holder of registrable securities notice of such intent, and such holders shall have the option to register their registrable securities on such additional registration statement.  The registration rights agreement also provides for payment of partial damages to the investors under certain circumstances relating to failure to file or obtain or maintain effectiveness of the registration statement, subject to adjustment.

We also agreed, pursuant to the terms of the securities purchase agreement, that for a period of 90 days after the effective date of the securities purchase agreement, we shall not, subject to certain exceptions, offer, sell, grant any option to purchase, or otherwise dispose of any equity securities or equity equivalent securities, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, any of our capital stock and other securities.

The securities purchase agreement also provides for a customary participation right for the investors, subject to certain exceptions and limitations, which grants the investors the right to participate in any of our future capital raising financings occurring prior to September 30, 2012.  The investors may participate in such financings at a level based on the investors’ ownership percentage of our company on a fully-diluted basis prior to such financing.

In connection with the private placement, we also entered into a letter agreement with Independence Blue Cross, dated September 30, 2010, pursuant to which we agreed to create one vacancy on our board by increasing the size of our board from ten to eleven directors. We also agreed to take all necessary action to appoint a director designated by Independence Blue Cross upon the earlier to occur of the subsequent closing or November 30, 2010, who will serve in such capacity until the expiration of the term at our 2011 annual meeting of stockholders. In addition, we agreed to include Independence Blue Cross’ designee on our board’s slate of nominees for election as directors of and to use our best efforts to cause the election of such individual for so long as Independence Blue Cross holds either (i) shares of the preferred stock in an amount equal to fifty percent (50%) or more of the number of shares of the preferred stock purchased under the securities purchase agreement or (ii) shares of the common stock in an amount equal to fifty percent (50%) or more of the number of shares of the common stock that Independence Blue Cross is entitled to receive upon conversion of the preferred stock acquired under the securities purchase agreement.

Also in connection with the private placement, we agreed to amend the warrants issued to Co-Investment Fund II, L.P. in connection with our January 2009 private placement and the warrants issued to Co-Investment and other investors in connection with our March 2010 rights offering.  Pursuant to addendums and certificates of adjustment to the prior warrants, the expiration dates of the anti-dilution provisions of the prior warrants were extended to the expiration date of the anti-dilution provisions of the warrants issued in the private placement.  In addition, pursuant to the terms of the prior warrants, the exercise price of the prior warrants was reduced to $0.15 and the aggregate number of shares of common stock issuable under the prior warrants was increased from 25,535,000 to 34,046,667.

Certificate of Designation for Series B Convertible Preferred Stock

On September 30, 2010, we filed a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation was approved by our board of directors on September 9, 2010 and became effective upon filing. The certificate of designation provides for the terms of the preferred stock issued pursuant to the securities purchase agreement.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 8, 2010